SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1 – Exit Filing)*

Nebula Acquisition Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

629076100
(CUSIP Number)

June 10, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629076100	13G	Page 2 of 9 Pages

1.		NAMES OF REPORTING PERSONS
Nebula Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)		(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
Not Applicable.

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 629076100	13G	Page 3 of 9 Pages

1.		NAMES OF REPORTING PERSONS
True Wind Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)		(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
Not Applicable.

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 629076100	13G	Page 4 of 9 Pages

1.		NAMES OF REPORTING PERSONS
True Wind Capital GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)		(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
Not Applicable.

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 629076100	13G	Page 5 of 9 Pages

1.		NAMES OF REPORTING PERSONS
Adam H. Clammer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)		(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
Not Applicable.

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 629076100	13G	Page 6 of 9 Pages

1.		NAMES OF REPORTING PERSONS
James H. Greene, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)		(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
Not Applicable.

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 629076100	13G	Page 7 of 9 Pages

Item 1(a).	Name of Issuer:

Nebula Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Nebula Holdings, LLC (the “Sponsor”)
(ii)	True Wind Capital, L.P.
(iii)	True Wind Capital GP, LLC
(iv)	Adam H. Clammer
(v)	James H. Greene, Jr.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

Item 2(c).	Citizenship:

Nebula Holdings, LLC is a limited liability company formed in Delaware. True Wind Capital GP, LLC is a limited liability company formed in Delaware. True Wind Capital, L.P. is a limited partnership formed in Delaware. Each of Adam H. Clammer and James H. Greene, Jr. is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value (the “Shares”).

Item 2(e).	CUSIP Number:

629076100

CUSIP No. 629076100	13G	Page 8 of 9 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Not Applicable.

Item 4.	Ownership.

As of June 10, 2020, the Reporting Persons may be deemed to beneficially own 0 shares of the Issuer’s Class B Common Stock, representing 0% of the total Class A and Class B Common Stock issued and outstanding.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not Applicable.

Item 9.	Notice of Dissolution of Group.

 This filing group has been dissolved and further statements on either Schedule 13G or Schedule 13D, with respect to the group members’ interest in the Shares will be filed separately by the group members in their individual capacity to the extent required.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 629076100	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2020

Nebula Holdings, LLC

By: True Wind Capital, L.P., its managing member

By: True Wind Capital GP, LLC, the general partner of True Wind Capital, L.P.

By:	/s/ Adam Clammer
	Name:	Adam Clammer
	Title:	Managing Member

True Wind Capital, L.P.

By:	/s/ Adam Clammer
	Name:	Adam Clammer
	Title:	Managing Member

True Wind Capital GP, LLC

By:	/s/ Adam Clammer
	Name:	Adam Clammer
	Title:	Managing Member

/s/ James Greene, Jr.
James Greene, Jr.

/s/ Adam Clammer
Adam Clammer

Exhibit 1

AGREEMENT AMONG REPORTING PERSONS

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of the Class A common stock, $0.0001 par value per share, of Nebula Acquisition Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 22, 2020.

Nebula Holdings, LLC

By: True Wind Capital, L.P., its managing member

By: True Wind Capital GP, LLC, the general partner of True Wind Capital, L.P.

By:	/s/ Adam Clammer
Name: Adam Clammer
Title: Managing Member

True Wind Capital, L.P.

By:	/s/ Adam Clammer
Name: Adam Clammer
Title: Managing Member

True Wind Capital GP, LLC

By:	/s/ Adam Clammer
Name: Adam Clammer
Title: Managing Member

/s/ James Greene, Jr.
James Greene, Jr.

/s/ Adam Clammer
Adam Clammer